

April 22, 2013

Via E-mail
John C. Popeo
Treasurer and Chief Financial Officer
CommonWealth REIT
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634

> **Re: CommonWealth REIT**
> **Form 10-K for fiscal year ended December 31, 2012**
> **Filed February 25, 2013**
> **File No. 1-9317**

Dear Mr. Popeo:

We have reviewed your response dated April 5, 2013 and have the following additional comments.   In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 57

Liquidity and Capital Resources, page 72

Our Investment and Financing Liquidity and Resources, page 73

1.   We note your response to prior comment four. Please clarify for us the nature of the reconciling item 'Leasing capital (legal & brokerage) included in rents receivable and other assets in operating activities on cash flow statement.' Specifically, please tell us why amounts included in rents receivable would impact your leasing capital.

Item 15. Exhibits and Financial Statement Schedules

(a) Financial Statements and Financial Statements Schedules

Note 3. Real Estate Properties, page F-16

Completed Acquisitions, page F-16

2.   We note your response to prior comment five and continue to evaluate your response.

      You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3295 if you have questions regarding comments on the financial statements and related matters.

                           Sincerely,

                           /s/ Jennifer Monick

                           Jennifer Monick
                           Senior Staff Accountant